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Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes to those financial statements included elsewhere in this Report on Form 6-K.

Overview

General

        We are an independent provider of integrated enterprise-wide software solutions for the global retail food and fuel industries. Our comprehensive integrated solution suite enables food and fuel retailers to manage their retail operations more efficiently, reduce infrastructure costs and closely collaborate with suppliers. Our software solutions also enable retailers to capture and analyze consumer behavior data, and to use that data to more effectively devise and implement targeted promotions to stimulate demand.

        Since inception, we have significantly increased our revenues through a combination of factors, including obtaining new customers, expanding existing customer relationships, introducing new products, expanding the features and functionality of our existing products and acquiring complementary businesses, including most recently OMI International in January 2004.

        We generate revenues from the sale of licenses for our software solutions, maintenance and related services, principally software modifications requested by customers. We have derived the substantial majority of our historical revenues from the sale of licenses and related services for our software solutions to large (Tier 1 and Tier 2) supermarkets and convenience store chains and major fuel retailers, primarily in the United States and Europe, and we anticipate that revenues from such customers will continue to represent the substantial majority of our revenues over the near term. Measured by contribution of our software solutions by product line, we have historically derived the substantial majority of our product sales from the sale of our in-store solutions product line, specifically our StoreLine and StorePoint solutions. In 2003, we introduced our ReMA applications as part of our enterprise solutions product line, which we anticipate will account for a growing portion of our product sales in future periods.

        We also generate revenues from sales of licenses for our software solutions, maintenance and related services to Tier 3 and Tier 4 grocers in the United States and to a lesser extent in Israel. In addition, leveraging on the ability of ReMA to support multiple enterprises from a single data center, we recently began to offer Tier 3 and Tier 4 grocers in the United States and Israel a variety of ReMA applications, such as pricebook, promotions, loyalty and information services, which we refer to as Connected Services. We receive monthly subscription fees for these Connected Services. We anticipate that revenues relating to these Connected Services will account for a growing portion of our overall revenues in future periods. Though the overall impact on us in the near term will be modest, we believe that revenues from these Connected Services will be an important source of revenues to us in the longer term.

        During 2003, we continued our strategy of focusing on Tier 1 and Tier 2 supermarkets, large convenience store chains and major fuel retailers. In addition, we expanded our focus on Tier 3 and Tier 4 food retailers, through our StoreNext USA joint venture with Fujitsu Transaction Solutions, through which our products are sold to such market sector. We also introduced our Connected Services for these market sectors, for which we began to generate revenues in 2003.

        Highlights since the beginning of 2003 include:

  •
  We introduced our ReMA applications as part of our enterprise solutions product line, extending our product offering from in-store solutions to include integrated enterprise level and head office applications. ReMA is designed to meet the enterprise-wide information collection and analysis needs of Tier 1 and Tier 2 supermarkets and large convenience store chains. ReMA was first rolled out at Dierberg's, a St. Louis-based grocery chain.

  •
  We began to offer Connected Services to Tier 3 and Tier 4 grocers in the United States through our StoreNext Retail Technologies LLC joint venture, which we refer to as StoreNext USA. StoreNext USA is designed to be our primary channel for in-store solutions for Tier 3 and Tier 4 independent grocers throughout North America. In addition to providing point-of-sale hardware and software to these sectors of the U.S. market, StoreNext USA is our platform for providing Connected Services—back-office and enterprise applications on an ASP basis—to independent grocers, who cannot justify the investment required to support such applications in-house. We also continued to offer Connected Services in Israel through our StoreAlliance.com Ltd. joint venture, which we refer to as StoreNext Israel. In addition, in 2003, through our StoreNext Israel joint venture, we established an e-marketplace in Israel to enable collaboration between retailers and suppliers regarding inventory, pricing and other retail information.

  •
  We acquired OMI International, a provider of supply chain execution and warehouse management systems for the retail food industry, for aggregate consideration of approximately $19.1 million, including related transaction expenses. This acquisition was concluded on January 2, 2004. OMI International had revenues of approximately $13.9 million in 2003. As part of the acquisition, we retained OMI International's 79 employees. We believe that the acquisition of OMI International will enable us to enter the supply chain execution and warehouse management systems market for retailers, broaden our customer base and expand our suite of products. We expect to incur significant research and development expenses in developing a next-generation, web-based version of OMI International's applications and in integrating these applications with ReMA, our web-based enterprise application suite.

  •
  We increased our investment in research and development by 8% to $18.3 million for 2003, reflecting significant investments in developing next-generation applications and web-based architectures targeted to the needs of both large supermarket and convenience store chains and independent retailers as well as our development of new versions of our products and solutions based on the Microsoft .Net platform. We intend to continue to increase our investment in research and development as a percentage of revenues, including our anticipated investment in integrating our recently acquired warehouse management systems into the ReMA suite of applications.

  •
  We announced numerous new customer agreements, including Hy-Vee and Publix in the United States, as well as A.S. Watson and The Tussauds Group in Europe. The new customers in Europe represent the realization of our strategy to expand our business beyond the food and fuel industries to other retail markets, such as health and beauty, that have similar retail characteristics to the retail food and fuel markets.

  •
  We continued to expand our sales in the United States, where revenues grew by 28% in 2003 as compared to 2002. International sales (all other countries, excluding Israel) were $17.9 million in 2003, as we added new customers and continued to penetrate the international market. International sales in 2003 did not grow relative to 2002, principally because of the contribution to our 2002 results of a relatively large sale to a European customer, which sale represented approximately 9.6% of our revenues in 2002.

Sources of Revenue

        We derive our revenues primarily from the licensing of integrated software products, which we classify as revenues from product sales, and maintenance and other services, principally software changes requested by customers, which we classify as revenues from services and projects. In addition, we provide communication services between retailers and suppliers and data analysis and supply chain information services (including our Connected Services), which are included in revenues from services and projects. We do business through subsidiaries and joint ventures formed in the United States, Israel, the United Kingdom, South Africa and Australia.

        Our relationships with our Tier 1 and Tier 2 supermarket and convenience store chains and major fuel retailers are long term in nature, as they involve the supply of products that require considerable customer commitment, attention and investment of financial and human resources. While no single customer accounted for 10% or more of our revenues in 2003, our quarterly revenues generally include a number of large sales of products and projects to a relatively small number of large customers.

Product Sales

        Product sales primarily consist of the sale of software through license agreements with direct customers, distributors and dealers. Sales to Tier 3 and Tier 4 retailers are occasionally bundled with hardware provided by third parties. We recognize revenues from sales of our products when delivery has occurred, when the sales price is fixed or determinable, when our ability to collect payment is probable and when we have no material obligations remaining under the sales agreements. We recognize revenues from transactions involving resellers primarily when our software products are delivered to the end-users. In addition, we recognize revenues under agreements for the sale of a specified number of software licenses over the terms specified in such arrangements.

Services and Projects

        Revenues from services consist of maintenance and other services, including communication services between retailers and suppliers and the provision of data analysis and supply chain information services to suppliers and a variety of applications sold to retailers through subscription fee arrangements (principally Connected Services). Revenues from services are recognized as the services are performed or over the term of the service period, depending on the terms of the arrangement. We generally sell maintenance services, which provide customers with the right to receive technical support, on an annual basis. Maintenance revenues are recorded as deferred revenue at the time the associated license is sold or a maintenance renewal is purchased, and are recognized ratably over the term of the maintenance agreement. If maintenance services are included in the terms of a license agreement, such amounts are unbundled from the license fee at their fair market value based upon the value established by independent sales of such maintenance services to other customers or on the basis of substantive maintenance renewal arrangements.

        Revenues from projects consist primarily of fixed price arrangements for the development of changes to the software code of our products at the request of a specific customer. Revenues from such projects, which are primarily short term in nature, are deferred and recognized upon completion of the development of the software changes. Projects for changes to software code requested by customers are not begun until after the software license is sold and generally take up to twelve weeks to complete. Revenues from projects for rendering significant customization, integration and development that are of a longer-term nature are recognized based on a "percentage of completion" method, provided that the necessary conditions are met: collection of the revenues is expected, revenues and costs can be estimated reasonably, and there is a reasonable likelihood that the project will be completed and that contractual obligations to customers will be met. Revenue recognition based on the percentage of completion method is determined by the ratio of actual labor incurred to total labor estimated to be incurred over the duration of the contract.

        In addition to the foregoing revenue recognition criteria, in situations where we have a continuing obligation to the customer to provide additional products or services, we recognize revenues relating to the products or services that have already been delivered only if:

  •
  any undelivered products or services are not essential to the functionality of the delivered products or services;

  •
  payment for the delivered products or services is not contingent upon delivery of the remaining products or services;

  •
  we have an enforceable claim to receive the amount due in the event we do not deliver the undelivered products or services; and

  •
  there is evidence of the fair value of each of the undelivered products or services.

        Deferred revenue primarily relates to software maintenance agreements billed to customers for whom the services have not yet been provided and advances from customers for services that have not been provided.

        Because our revenue recognition differs based on contract terms and customer requirements, our revenues from services and projects may vary from period to period depending upon the mix of these arrangements that we enter into in such periods. Please refer to "—Application of Critical Accounting Policies and Use of Estimates—Revenue recognition," for further information regarding revenue recognition.

Cost of Revenues

        Cost of revenues is comprised of the cost of product sales and the cost of services and projects. In addition, we are obligated to pay the Israeli government royalties at a rate of 2% to 5% on revenues on specific products resulting from grants, up to a total of 100% or 150% of the grants received. These royalties are presented as part of our cost of revenues. Moreover, as a result of our acquisition of OMI International, we are now obligated to pay the royalty obligations of OMI International, which OMI International incurred in connection with the purchase of two software programs. OMI International recorded an aggregate of approximately $203,000 in royalty expense during 2003 and as of December 31, 2003 it had accrued royalty obligations of approximately $105,000.

        Cost of Product Sales—Cost of product sales consists of costs related to product installation and the cost of hardware. Historically, our revenues from hardware sales represented a relatively small portion of our overall revenues. Beginning in July 2002, we began consolidating the results of StoreNext USA into our financial statements. As hardware sales constitute a significant portion of StoreNext USA revenues, our cost of product sales has increased, reflecting the higher costs of hardware.

        Cost of Services and Projects—Cost of services and projects consists of costs directly attributable to service and project sales, including compensation, travel and overhead costs for personnel providing software support, maintenance services, market information services, messaging, Connected Services and other services. Because the cost of services and projects is substantially higher, as a percentage of related revenues, than the cost of products, our overall gross margins may vary from period to period as a function of the mix of services and projects versus product revenues in such periods. As compared to our historical results, OMI International has a higher percentage of revenues from services and projects than product sales, as well as lower gross margins for its service related revenues. As a result, we expect our cost of services and projects to rise as a percentage of revenues in the coming quarters as a result of the inclusion of the results of OMI International in our financial results.

Operating Expenses

        Operating expenses consist of research and development expenses, net, selling and marketing expenses, and general and administrative expenses.

        Research and Development Expenses, Net—Research and development expenses, net, consist primarily of salaries, benefits and depreciation of equipment for software developers. These expenses are net of the amount of grants received from the Israeli government for research and development activities. Under Israeli law, research and development programs that meet specified criteria and are approved by the Office of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs.

        Selling and Marketing Expenses—Selling and marketing expenses consist primarily of salaries, travel, trade shows, public relations and promotional expenses. We compensate our sales force through salaries and incentives. As we continue to focus our efforts on selling our products directly, we also pay commissions to some of our sales personnel. Selling and marketing expenses have increased significantly over the last few years as we have increased our efforts to strengthen our marketing channels, particularly through direct sales.

        General and Administrative Expenses—General and administrative expenses consist primarily of compensation, professional fees, bad debt allowances and other administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, recent acquisitions of companies and new joint ventures. However, as a result of certain fixed costs associated with growth, general and administrative expenses as a percentage of sales have decreased. In addition, we adopted Statement of Financial Accounting Standards ("FAS") No. 142 of the Financial Accounting Standards Board of the United States ("FASB") "Goodwill and other Intangible Assets" and FAS No. 141 "Business Combinations" in their entirety as of January 1, 2002 except with respect to the acquisition of BASS, Inc., or BASS, which we completed as of September 2001, and for which we applied the provisions of FAS 141 and FAS 142 as of the acquisition date. As a result, goodwill that was previously amortized within general and administrative expenses on a straight-line basis over periods of four to seven years, is no longer being amortized to earnings, but instead is subject to periodic testing for impairment.

        An additional factor which affected our general and administrative expenses in recent years, and in 2002 in particular, was the worldwide economic recession, which contributed to an increase in our bad debt write-offs and allowance for doubtful accounts and to the expenses associated with such debts. Our allowance for doubtful accounts increased from 2.6% of the gross amount of trade receivables in 2001 to 7.1% in 2002. These increases were primarily attributable to the global recession, especially the recession in Israel, where we had to increase the allowance for doubtful accounts for a number of smaller Israeli customers. In determining the allowance for doubtful accounts, we considered, among other things, our past experience with such customers, the economic environment, the industry in which such customers operate and financial information available on such customers. In addition, in 2002, one of our customers declared bankruptcy and we wrote off $650,000 in accounts receivable attributable to that customer. In light of this write-off and the continuing economic recession, we re-examined our trade receivables balances and increased our allowance for doubtful accounts. In 2003, our allowance for doubtful accounts increased by $1.4 million to 13.2% of the gross amount of trade receivables, due in part to a decrease in our bad debt write-offs from $940,000 in 2002 to $411,000 in 2003. However, annual days sales outstanding declined from 63 days in 2002 to 62 days in 2003.

Other General Income (Expenses), Net

        In 2002, we sold a relatively small part of our dealership operations in the Tennessee area because of conflicting interests with our new StoreNext USA joint venture. Other general income (expenses), net consists primarily of the gain we realized upon this sale in 2002, as well as gains or losses with respect to ordinary course dispositions of fixed assets.

Financial Expenses, Net

        Financial expenses, net, consists primarily of interest paid on loans and credit from banks, interest earned on bank deposits and securities, and losses or gains from the conversion into dollars of monetary balance sheet items denominated in non-dollar currencies.

Gain Arising from Issuance of Shares by a Subsidiary

        In the fourth quarter of 2003, Isracard, a subsidiary of Bank Hapoalim, invested $2.5 million in StoreNext Israel. Gain arising from issuance of shares by a subsidiary in 2003 represents the capital gain realized as a result of that investment. After giving effect to the investment, we owned indirectly approximately 51.5% of the issued share capital of StoreNext Israel. Gain arising from issuance of shares by a subsidiary in 2001 represents capital gains realized as a result of the following during 2001:

  •
  The investment of $3.5 million by the Central Bottling Company Ltd., or Coca-Cola Israel, in consideration of 900,000 shares (33.3%) of StoreNext Israel. As a result of this investment our share in StoreNext Israel decreased from 100% to 66.7%.

  •
  The acquisition of TradaNet Electronic Commerce Services Ltd., a supplier of electronic commerce services in Israel, from Discount Investment Corporation Ltd., in consideration of the issuance of 342,254 shares of StoreNext Israel, which represented 11.25% of its outstanding share capital at the date of this transaction. The value of the shares issued was approximately $1.3 million ($3.89 per share). As a result of this transaction our share in StoreNext Israel decreased from 66.7% to 59.17%.

Share in Losses of an Associated Company

        Share in losses of an associated company represents our share in the losses of Cell-Time Ltd. StoreNext Israel, our subsidiary, holds 33.3% of Cell-Time's shares. Cell-Time generates revenues from the sale of prepaid cellular air-time at a variety of retailers' sites across Israel.

Minority Interests in Losses of Subsidiaries

        Minority interests in losses of subsidiaries reflect the pro rata minority share attributable to the minority shareholders in losses of our subsidiaries, principally StoreNext USA and StoreNext Israel.

Operating Results

        The following table sets forth the percentage relationship of certain statement of operations items to total revenues for the periods indicated:

	Year ended December 31,
	2001	2002	2003
Revenues:
Product sales	57.9%	61.8%	63.5%
Services and projects	42.1	38.2	36.5

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product sales	12.0%	15.7%	18.0%
Cost of services and projects	14.8	13.2	13.5

Total cost of revenues	26.8%	28.9%	31.5%

Gross profit	73.2%	71.1%	68.5%

Operating expenses:
Research and development expenses-net	(24.6)%	(22.3)%	(19.9)%
Selling and marketing expenses	(24.4)	(23.7)	(23.4)
General and administrative expenses	(20.3)	(16.3)	(14.5)
Other general income (expenses)-net	(0.0)	1.4	(0.1)

Total operating expenses	69.3%	60.9%	57.9%

Income from operations	3.9	10.2	10.6
Financial expenses-net	(0.6)	(0.7)	(0.1)
Gain arising from issuance of shares by a subsidiary	4.8		1.1
Other expenses	(0.8)

Income before taxes on income	7.3%	9.5%	11.6%
Taxes on income	(1.2)	(2.7)	(2.9)
Share in losses of an associated company			(0.1)
Minority interests in losses of subsidiaries	0.3	0.7	0.3

Net income	6.4%	7.5%	8.9%

Comparison of 2001, 2002 and 2003

Revenues

				% Change	% Change
	Year ended December 31,
				2002 vs. 2001	2003 vs. 2002
	2001	2002	2003
	(U.S. $ in millions)
Product sales	$34.3	$47.3	$58.5	38%	24%
Services and projects	25.0	29.2	33.6	17%	15%

Total revenues	$59.3	$76.5	$92.1	29%	20%

        During 2003, our revenue increase resulted primarily from an increase in sales to customers in the United States in both the supermarket and convenience store sectors, where revenues increased from $48.8 million in 2002 to $62.6 million in 2003, an increase of approximately 28%. Revenues from international customers, including those in Europe, South Africa, Canada, Australia and the Far East, amounted to $18.0 million in both 2002 and 2003. International sales in 2002 consisted, in significant part, of several large sales. We expect our international revenues to fluctuate from period to period for the near term, as these sales are still affected to a large extent by a small number of relatively large customers.

        During 2002, our revenue increase resulted primarily from an increase in sales to customers in the United States, where our revenues increased from $37.0 million in 2001 to $48.8 million in 2002, an increase of approximately 32%. In addition, commencing in July 2002, we consolidated the revenues from sales generated by StoreNext USA, our joint venture with Fujitsu targeted at the Tier 3 and Tier 4 sectors of the retail food market. As opposed to revenues generated from our direct sales efforts, which consist primarily of sales of software and related services, StoreNext USA also sells third party POS hardware. As a result, our revenues in the second half of 2002 grew in part due to the inclusion of hardware sales generated by StoreNext USA. Our revenue growth in 2002 was also supported by our international sales, primarily in Europe, South Africa, Canada, Australia and the Far East, which increased from $11.6 million in 2001 to $18.0 million in 2002.

Cost of Revenues

				% Change	% Change
	Year ended December 31,
				2002 vs. 2001	2003 vs. 2002
	2001	2002	2003
	(U.S. $ in millions)
Cost of product sales	$7.1	$12.0	$16.6	68%	38%
Cost of services and projects	8.8	10.1	12.4	15%	23%

Total cost of revenues	$15.9	$22.1	$29.0	39%	31%

        The increase in cost of product sales in 2003 and 2002 as well as the increase in this item as a percentage of product sales in those periods, resulted primarily from an increase in hardware associated sales attributable to our StoreNext USA initiative. In July of 2002, we began to consolidate the results of StoreNext USA into our financial statements. Although historically we generated revenues primarily from the sale of software and related services, StoreNext USA also generates revenues from the sale of third party POS hardware, which generally has a higher associated cost of revenues and lower gross margins. As a result, our gross margins in 2003, which included four quarters of results of StoreNext USA, were lower than our gross margins in 2002, which included only two quarters of results of StoreNext USA. We expect our gross margins for future periods to be lower than our historical gross margins as a result of both the consolidation of the StoreNext USA results and our acquisition of OMI International, which generates a larger portion of revenues from services, which have a lower associated gross margin.

Operating Expenses

					% Change	% Change
	Year ended December 31,
					2002 vs. 2001	2003 vs. 2002
	2001	2002		2003
	(U.S. $ in millions)
Research and development, net	$14.6	$17.0		$18.3	17%	8%
Selling and marketing	14.5	18.1		21.6	25%	19%
General and administrative	12.0	12.5		13.4	4%	7%

Total operating expenses	$41.1	$46.6	*	$53.3	13%	14%

*
Including $1.0 million in other general income

        Research and Development Expenses, Net—We believe that our research and development efforts are essential to our ability to successfully develop innovative products that address the needs of our customers as the market for enterprise-wide retail software solutions evolves. To that end, we increased our research and development staff in both 2002 and 2003. Measured on a weighted average basis, our research and development staff consisted of 35 more employees in 2002 than in 2001, and 15 more employees in 2003 than in 2002. The addition of these employees was the primary cause for the increase in our research and development expenses in 2002 and 2003. We recruited these employees to support our growing efforts in developing new and enhanced solutions and in modifying existing and new products to new technology environments, new combinations of retail formats and market requirements as defined by leading retail chains. In particular, we continue to invest significant development resources in developing new ReMA applications, in upgrading our existing applications to be web-browser enabled and in developing new versions of our products based on the Microsoft .Net platform. We plan to continue to devote a significant portion of our personnel and financial resources to research and development, particularly in connection with our ASP and e-marketplace initiatives and our anticipated investment in integrating our recently acquired warehouse management systems into the ReMA suite of applications.

        Selling and Marketing Expenses—During 2002 and 2003, we strengthened our sales and marketing force in the United States by recruiting highly experienced industry personnel, including key sales executives with extensive background and experience in the U.S. market, in order to better target the U.S. grocery sector. We also significantly expanded our efforts to increase global awareness of our products by participating in additional tradeshows and considerably raising the profile of our presence at industry events. Approximately 65% of the increase in selling and marketing expenses in 2003, as compared to 75% in 2002, resulted from our intensified efforts in our new ASP and e-marketplace initiatives and new browser based products. The remainder of the increase each year in selling and marketing expenses was primarily attributable to strengthened sales and marketing infrastructure in new geographic markets. We anticipate that selling and marketing expenses will continue to increase in absolute dollars as we expand our operations.

        General and Administrative Expenses—In 2002 and 2003, our general and administrative expenses decreased as a percentage of sales, largely because we were able to rely on our existing infrastructure to support our growth in revenues.

Financial Expenses, Net

        Financial expenses, net, totaled $95,000 for 2003, $499,000 for 2002 and $365,000 for 2001. The net expense resulted primarily from financial expenses incurred on bank loans used to finance acquisitions of fixed assets, and in 2001 and 2002 in particular, from the devaluation of net financial non-dollar assets as a result of the strengthening of the U.S. dollar compared to the NIS and the British Pound Sterling.

Corporate Tax Rate

        The general corporate tax rate in Israel is 36%. Our effective tax rate, however, was 24.6% in 2003, 28.9% in 2002 and 16.4% in 2001. We enjoy these lower effective tax rates primarily because of tax reductions to which we are entitled under Israel's Law for Encouragement of Capital Investments with respect to our investment programs that were granted the status of approved enterprise under this law. Under our approved enterprise investment programs, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investment programs. We expect to continue to derive a portion of our income from our approved enterprise investment programs. We are also entitled to certain tax exemptions in connection with our approved enterprise investment programs. We cannot assure you that such tax benefits will be available to us in the future at their current levels or at all.

Liquidity and Capital Resources

        We had cash and cash equivalents of approximately $46.1 million, $28.4 million and $9.2 million as of December 31, 2003, 2002 and 2001, respectively. Our total cash and cash equivalents, short term bank deposits and short- and long-term marketable securities amounted to approximately $54.6 million as of December 31, 2003, compared to $34.0 million as of December 31, 2002 and $27.4 million as of December 31, 2001. In January 2004, we acquired OMI International for approximately $19.1 million, including related transaction expenses, of which approximately $13.7 million was paid in cash and approximately $5.4 million was paid with 226,040 of our ordinary shares. Half of these shares are held in escrow, to be released to the selling shareholders in several installments over the next year. We expect to incur significant research and development expenses in developing a next generation, web-based version of OMI International's applications and in integrating the applications with ReMA. Through our StoreNext Israel joint venture, we also acquired DemandX Ltd., the distributor of OMI International's products in Israel, for $150,000 in cash, plus the net annual income of DemandX Ltd. for the year ended December 31, 2003. In addition, our U.K. subsidiary acquired the operations of OMI International's European distributor for $277,000 in cash and 28,188 of our ordinary shares. These shares will be held in escrow for a period of one year.

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities was approximately $11.7 million in 2003, primarily the result of net income of $8.3 million and an increase of $5.0 million in accounts payable and accruals, offset by a $2.9 million increase in accounts receivable due to growing sales and a $2.4 million decrease in deferred income taxes. Net cash provided by operating activities was approximately $10.1 million in 2002, primarily the result of net income of $5.7 million and an increase of $4.5 million in accounts payable and accruals. Net cash provided by operating activities in 2001 was approximately $5.6 million, primarily the result of a $2.1 million net decrease in trading securities held, offset in part by a $1.0 million net increase in accounts receivable and a decrease of $2.8 million in our accounts payable and accruals. Our accounts receivable balance fluctuates from period to period, which impacts our cash flow from operating activities. Fluctuations vary depending on the timing of sales and billing activity, cash collections and changes to our provision for doubtful accounts.

        Net Cash Provided by/Used in Investing Activities.    Net cash used in investing activities was approximately $3.2 million in 2003, primarily attributable to investments in marketable securities and acquisitions of fixed assets. Net cash provided by investing activities was approximately $11.1 million in 2002, primarily attributable to the maturity of short-term bank deposits and proceeds from the sale of a portion of the dealership activity of one of our subsidiaries in the United States, net of investments in marketable securities and acquisitions of fixed assets. Net cash used in investing activities in 2001 was approximately $15.5 million, primarily due to investments in short term deposits of additional financial resources provided by financing activities.

        Net Cash Provided by/Used in Financing Activities.    Net cash provided by financing activities in 2003 was approximately $9.2 million, primarily attributable to the issuance of share capital with regard to options exercised by employees, long-term bank loans and short-term bank credit received and proceeds from the investment of Isracard in StoreNext Israel, net of the repayment of long-term bank loans. Net cash used in financing activities in 2002 was approximately $1.9 million, primarily attributable to the repayment of long-term bank loans net of proceeds from the issuance of share capital with regard to options exercised by employees. In 2001, net cash provided by financing activities was approximately $4.6 million, primarily attributable to a long-term bank loan received and proceeds from the issuance of shares of a subsidiary to a third party, partially offset by the repayment of $4.4 million in long-term bank loans.

        Our capital expenditures (consisting of the purchase of fixed assets) were $1.0 million, $1.7 million and $2.2 million in 2003, 2002 and 2001, respectively.

Bank Debt

        Loans.    As of December 31, 2003, we had the following outstanding bank debt obligations, most of the proceeds of which were incurred to finance acquisitions:

Lender	Currency	Date of Loan	Original Loan Amount	Outstanding Principal Amount	Maturity Date	Interest Rate
	(U.S. $ in millions)
Bank Leumi*	USD	January 2000	$1.7	$0.4	January 2004	LIBOR + 0.450%
Bank Leumi**	USD	August 2000	10.0	3.5	August 2005	LIBOR + 0.500%
United Mizrahi Bank	USD	September 2000	5.0	1.7	September 2005	LIBOR + 0.500%
Bank Hapoalim	NIS	December 2003	2.3	2.3	December 2005	Prime Rate - 0.6%

Total			$19.0	$7.9

*
The loan was assigned to Retalix USA, Inc., one of our wholly-owned subsidiaries, on December 29, 2003 and was subsequently repaid in full at maturity in January 2004.

**
This loan was assigned to Retalix USA on December 29, 2003. To secure the loan, we pledged securities that we hold in one of our bank accounts with Bank Leumi.

        Subsidiaries' Short-Term Bank Credit.    As of December 31, 2003, two of our subsidiaries in the United States had unsecured lines of credit totaling $5.0 million from which, at that date, they had drawn down $3.5 million. The funds borrowed under these lines of credit bear interest at the prime rate.

Contractual Obligations

        The following table presents further information relating to our liquidity as of December 31, 2003:

Contractual Obligations (U.S. $ in millions)*	Total	Less than 1 year	2–3 years	4–6 years
Long-term debt (including current maturities)	$8.1	$3.4	$4.5	$0.2	**
Liabilities with regard to unfavorable executory contracts (including current maturities)	3.6	2.4	1.2	—
Capital lease obligations with regard to offices and facilities	4.9	1.2	1.9	1.8

*
See also the notes to our consolidated financial statements included elsewhere in this Report on Form 6-K, and in particular, Notes 5, 6 and 8 thereto.

**
Consists of loans from shareholders of a subsidiary to the subsidiary.

Credit Risk

        Other than the foreign currency forward contracts described below, we have no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial balances, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities in U.S. dollar deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

        Most of our revenue has historically been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. We perform ongoing credit evaluations of our customers and we generally do not require collateral. An appropriate allowance for doubtful accounts is included in our accounts receivable.

        The fair value of the financial instruments included in our working capital is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

        We have only limited involvement with derivative financial instruments. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

        During 2002, we entered into one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of U.S. dollars of approximately $2.3 million. The fair value of that contract as of December 31, 2002 reflects a liability in the amount of $89,700, which was charged to financial expenses. During 2003, we entered into one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of U.S. dollars of approximately $2.5 million. We renewed this contract three times during 2003. The fair value of those contracts as of December 31, 2003 reflects a liability in the amount of $90,000, which was charged to financial expenses.

        Our management believes that our financial reserves will be sufficient to fund our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. To the extent that our existing financial reserves and cash generated from operations are insufficient to fund our future activities, including investments in, or acquisitions of, complementary businesses, products or technologies, we may need to raise additional funds through public or private equity or debt financing.

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities
and Assets

        Most of our sales are denominated in U.S. dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in NIS unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours that consists of NIS or receivables payable in NIS, unless such receivables are linked to the dollar. Such devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. In addition, some of our expenses, such as salaries for our Israeli based employees, are linked to some extent to the rate of inflation in Israel. An increase in the rate of inflation in Israel that is not offset by a devaluation of the NIS relative to the U.S. dollar can cause the dollar amount of our expenses to increase.

        In recent years, the behavior of the exchange rate of the NIS to the U.S. dollar in comparison to the rate of inflation in Israel has not been consistent. In 2001 and 2002, the rate of devaluation of the NIS to the U.S. dollar exceeded the rate of inflation in Israel, while in 1999, 2000 and 2003 the rate of inflation in Israel exceeded the rate of devaluation of the NIS to the U.S. dollar. The rate of inflation was 1.3% in 1999, 0% in 2000, 1.4% in 2001, 6.5% in 2002 and (1.9)% in 2003, while the rate of devaluation of the NIS to the U.S. dollar was (0.2)% in 1999, (2.7)% in 2000, 9.3% in 2001, 7.3% in 2002 and (7.6)% in 2003.

        Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations and, in particular, larger periodic devaluations may have an impact on our profitability and period-to-period comparisons of our results. We believe that inflation in Israel and exchange rate fluctuations between the NIS and the dollar have not had a material effect on our results of operations.

Application of Critical Accounting Policies and Use of Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles and does not require management's judgment in its application, while in other cases, management's judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to our financial results and to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue recognition

        Our revenue recognition policy is critical because our revenue is a key component of our results of operations. In addition, our revenue recognition policy determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue recognition policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected (see Note 1.k to our consolidated financial statements included elsewhere in this Report on Form 6-K).

Bad debt and allowance for doubtful accounts

        We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the inability of certain of our customers to make required payments. We regularly evaluate the adequacy of our allowance for doubtful accounts by taking into account variables such as past experience, age of the receivable balance and current economic conditions of the party owing the receivable balance. If the financial conditions of certain of our customers were to deteriorate, resulting in an impairment in their ability to make payments, additional allowance for doubtful accounts may be required.

Tax provision

        We operate in a number of countries and, as such, fall under the jurisdiction of a number of tax authorities. We are subject to income taxes in these jurisdictions and we use estimates in determining our provision for income taxes. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. This process involves estimating actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on our balance sheet. We assess the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is provided for if it is more likely than not that some portion of the deferred tax assets will not be recognized. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business. In our opinion, sufficient tax provisions have been included in our consolidated financial statements in respect of the years that have not yet been assessed by tax authorities. On a quarterly basis, we also reassess the amounts recorded for deferred taxes and examine whether any amounts need to be added or released.

Our Functional Currency

        Our consolidated financial statements are prepared in U.S. dollars in accordance with U.S. generally accepted accounting principles. The currency of the primary environment in which we operate is the U.S. dollar. We generally generate revenues in dollars or in NIS linked to the dollar. Our financing is also comprised primarily of dollar denominated loans. As a result, the dollar is our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income (loss), the following exchange rates are used: (1) for transactions—exchange rates at transaction dates or average rates of the period reported and (2) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.)—historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

        The functional currency of an associated company is its local currency, NIS. The financial statements of this company are included in our financial statements under the equity method, based on translation into dollars in accordance with FAS 52, "Foreign Currency Translation" of the FASB; the resulting translation adjustments are presented under shareholders' equity, in the item "Accumulated other comprehensive income."

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS